HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue

17th Floor

New York, New York 10106

July 11, 2006

VIA EDGAR AND TELECOPY – (202) 772-9206

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp. ( the “Company”)
Registration Statement on Form S-1 originally filed September 15, 2005
(File No. 333-128355) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Israel Growth Partners Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated April 25, 2006, were distributed on or about April 25, 2006, as follows:

19 to individual investors;

500 to NASD members (which included 12 prospective underwriters and selected dealers);

and

135 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, HCFP/BRENNER SECURITIES LLC

By:	/s/ Avi Lipsker
Avi Lipsker
Managing Director